UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 3, 2011
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-161634) and our
Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended
Commission file number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑       Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐       No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐       No: ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐       No: ☑

Enclosures:	Unaudited condensed consolidated financial statements as of June 30, 2011 and December 31, 2010 and for each of the six month periods ended June 30, 2011 and 2010, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Prepared in accordance with US GAAP

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)

Sales and other income	3,020	2,406

Product sales	2,998	2,370
Interest, dividends and other	22	36

Cost and expenses	2,041	2,312

Production costs	1,410	1,196
Exploration costs	120	94
Related party transactions	(5)	(8)
General and administrative	136	100
Royalties	87	58
Market development costs	4	5
Depreciation, depletion and amortization	387	336
Impairment of assets (see note D)	11	19
Interest expense	91	67
Accretion expense	14	10
Employment severance costs	7	10
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other (see note F)	(41)	16
Non-hedge derivative (gain)/loss and movement on bonds (see note G)	(180)	409

Income from continuing operations before income tax and equity income in associates	979	94

Taxation expense (see note H)	(284)	(106)

Equity income in associates	28	39

Net income	723	27

Less: Net income attributable to noncontrolling interests	(20)	(23)

Net income — attributable to AngloGold Ashanti	703	4

Income per share attributable to AngloGold Ashanti common stockholders: (cents) (see note J)

Net income
Ordinary shares	183	2
E Ordinary shares	92	1
Ordinary shares — diluted	182	2
E Ordinary shares — diluted	91	1

Weighted average number of shares used in computation
Ordinary shares	382,894,949	363,477,634
Ordinary shares — diluted	384,020,096	363,477,634
E Ordinary shares — basic and diluted	2,723,866	3,483,676

Dividend declared per ordinary share (cents)	11	10
Dividend declared per E ordinary share (cents)	6	5

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP

	At June 30, 2011	At December 31, 2010

	(unaudited)
	(in US Dollars, millions)
ASSETS
Current assets	2,182	1,997

Cash and cash equivalents	839	575
Restricted cash	31	10
Receivables	299	298

Trade	77	53
Recoverable taxes, rebates, levies and duties	101	156
Related parties	2	3
Other	119	86

Inventories (see note C)	826	792
Materials on the leach pad (see note C)	93	91
Derivatives	—	1
Deferred taxation assets	92	214
Assets held for sale	2	16

Property, plant and equipment, net	6,040	5,926
Acquired properties, net	820	836
Goodwill and other intangibles, net	204	197
Other long-term inventory (see note C)	75	27
Materials on the leach pad (see note C)	359	331
Other long-term assets (see note M)	1,081	1,073
Deferred taxation assets	—	1

Total assets	10,761	10,388

LIABILITIES AND EQUITY
Current liabilities	842	1,004

Accounts payable and other current liabilities	727	732
Short-term debt	28	133
Short-term debt at fair value (see note E)	2	2
Tax payable	85	134
Liabilities held for sale	—	3

Other non-current liabilities	81	69
Long-term debt (see note E)	1,690	1,730
Long-term debt at fair value (see note E)	780	872
Derivatives	88	176
Deferred taxation liabilities	1,238	1,200
Provision for environmental rehabilitation	576	530
Provision for labor, civil, compensation claims and settlements	40	38
Provision for pension and other post-retirement medical benefits	177	180
Commitments and contingencies	—	—

Equity	5,249	4,589

Common stock

Share capital - 600,000,000 (2010 - 600,000,000) authorized ordinary shares of 25 ZAR cents each. Share capital - 4,280,000 (2010 - 4,280,000) authorized E ordinary shares of 25 ZAR cents each. Ordinary shares issued 2011 - 381,102,493 (2010 - 380,769,139). E ordinary shares issued 2011 - 1,400,000 (2010 - 1,120,000)	13	13
Additional paid in capital	8,710	8,670
Accumulated deficit	(3,209)	(3,869)
Accumulated other comprehensive income (see note K)	(437)	(385)
Other reserves	36	37

Total AngloGold Ashanti stockholders’ equity	5,113	4,466
Noncontrolling interests	136	123

Total liabilities and equity	10,761	10,388

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Net cash provided by operating activities	1,091	577

Net income	723	27
Reconciled to net cash provided by operations:

Loss on sale of assets, realization of loans, indirect taxes and other	10	15
Depreciation, depletion and amortization	387	336
Impairment of assets	11	19
Deferred taxation	166	(21)
Movement in non-hedge derivatives and bonds	(180)	268
Equity income in associates	(28)	(39)
Dividends received from associates	44	79
Other non cash items	21	15
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	48	13

Effect of changes in operating working capital items:
Receivables	(82)	(64)
Inventories	(102)	(69)
Accounts payable and other current liabilities	73	(2)

Net cash used in investing activities	(633)	(319)

Increase in non-current investments	(113)	(59)
Additions to property, plant and equipment	(556)	(381)
Proceeds on sale of mining assets	8	3
Proceeds on sale of investments	42	24
Proceeds on sale of associate	—	1
Cash inflows from derivatives purchased	—	94
Proceeds on disposal of subsidiary	9	—
Loans receivable advanced	—	(5)
Loans receivable repaid	1	—
Cash of subsidiary disposed	(11)	—
Change in restricted cash	(13)	4

Net cash used by financing activities	(202)	(481)

Repayments of debt	(155)	(1,315)
Issuance of stock	1	4
Proceeds from debt	6	1,029
Debt issue costs	—	(7)
Cash outflows from derivatives with financing	—	(133)
Dividends paid to common stockholders	(43)	(35)
Dividends paid to noncontrolling interests	(11)	(24)

Net increase/(decrease) in cash and cash equivalents	256	(223)

Effect of exchange rate changes on cash	(3)	(11)

Cash and cash equivalents — January 1,	586	1,100

Cash and cash equivalents — June 30,	839	866

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2011
(unaudited)
(In millions, except share information)

AngloGold Ashanti stockholders
				Accumulated
				Other
		Common	Additional paid	Comprehensive	Accumulated	Other	Noncontrolling
		stock	in capital	income	deficit	reserves	interests	Total
	Common stock	$	$	$	$	$	$	$

Balance — December 31, 2010	381,889,139	13	8,670	(385)	(3,869)	37	123	4,589

Net income					703		20	723

Translation loss				(25)			(2)	(27)
Net loss on available-for-sale financial assets arising during the period, net of tax of $nil million				(29)				(29)
Realized loss in earnings on available-for-sale financial assets during the period, net of tax of $nil million				2				2

Other comprehensive income								(54)

Comprehensive income								669

Share of equity accounted joint venture’s other comprehensive income						(1)		(1)
Stock issues as part of Share Incentive Scheme	319,721	—	13					13
Stock issues in exchange for E Ordinary shares cancelled	387	—	7					7
E Ordinary shares of common stock issued - Izingwe Holdings	280,000	—	—					—
Stock issues transferred from Employee Share Ownership Plan to exiting employees	13,246	—	1					1
Stock based compensation expense			19					19
Dividends					(43)		(5)	(48)

Balance — June 30, 2011	382,502,493	13	8,710	(437)	(3,209)	36	136	5,249

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(unaudited)
(In millions, except share information)

AngloGold Ashanti stockholders
				Accumulated
				other
		Common	Additional paid	comprehensive	Accumulated	Other	Noncontrolling
		stock	in capital	income	deficit	reserves	interests	Total
	Common stock	$	$	$	$	$	$	$

Balance — December 31, 2009	362,974,807	12	7,836	(654)	(3,914)	37	128	3,445

Net income					4		23	27

Translation loss				(54)				(54)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax of $32 million				20				20
Net gain on available-for-sale financial assets arising during the period, net of tax of $nil million				13				13
Release on disposal of available-for-sale financial assets during the period, net of tax of $2 million				(4)				(4)

Other comprehensive income								(25)

Comprehensive income								2

Share of equity accounted joint venture’s other comprehensive income						(1)		(1)
Stock issues as part of Share Incentive Scheme	512,191	—	19					19
Stock issues in exchange for E Ordinary shares cancelled	—	—	8					8
E Ordinary shares of common stock cancelled - Izingwe Holdings	(280,000)	—	—					—
Stock issues transferred from Employee Share Ownership Plan to exiting employees	39,098	—	2					2
Stock based compensation expense			1					1
Dividends					(35)		(28)	(63)

Balance — June 30, 2010	363,246,096	12	7,866	(679)	(3,945)	36	123	3,413

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

The balance sheet as at December 31, 2010 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2010.
Note B. Accounting developments
Recently adopted pronouncements
Disclosures about the credit quality of financing receivables and the allowance for credit losses

In July 2010, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“the Codification” or “ASC”) guidance was issued for the disclosure of the allowance for credit losses and financing receivable modifications. The expanded disclosures include roll-forward schedules of the allowance for credit losses and enhanced disclosure of financing receivables that were modified during a reporting period and those that were previously modified and have re-defaulted. The new disclosure requirements are required for interim and annual periods beginning on or after December 15, 2010. Except for presentation changes, the adoption had no impact on the Company’s financial statements.

Fair value measurements

In January 2010, the FASB ASC guidance for disclosures about fair value measurements was updated requiring level 3 disclosure details regarding separate information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of the updated guidance had no impact on the Company’s financial statements as the Company does not have Level 3 fair value measurements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note B. Accounting developments (continued)
Recently issued pronouncements
Goodwill impairment testing

In September 2011, the FASB issued updated guidance which simplifies how an entity tests goodwill for impairment. The guidance allows both public and nonpublic entities an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The guidance also includes examples of the types of events and circumstances to consider in conducting the qualitative assessment. The amendments will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption of the updated guidance to have a material impact on the Company’s financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued guidance for disclosures about comprehensive income. The guidance is intended to increase the prominence of other comprehensive income in financial statements. The main provisions of the guidance provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one statement or two consecutive statements. The current option in US GAAP that permits the presentation of other comprehensive income in the statement of changes in equity will be eliminated. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. The Company plans to adopt the two consecutive statement approach and does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

Fair value measurements

In May 2011, the FASB issued updated guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within US GAAP. The update will supersede most of the FASB ASC guidance for fair value measurements, although many of the changes are clarifications of existing guidance or wording changes. The amendments are effective in the first quarter of 2012. The Company does not expect the adoption of the updated guidance to have a material impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note C. Inventories

	At June 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
The components of inventory consist of the following:

Short-term
Metals in process	187	184
Gold on hand (doré/bullion)	65	77
Ore stockpiles	361	324
Uranium oxide and sulfuric acid	31	43
Supplies	275	255

	919	883
Less: Materials on the leach pad(1)	(93)	(91)

	826	792

(1)	Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

	At June 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Long-term
Metals in process	359	331
Ore stockpiles	75	27

	434	358
Less: Materials on the leach pad(1)	(359)	(331)

	75	27

(1)	Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note D. Impairment of assets
Impairments are made up as follows:

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
South Africa
Impairment of abandoned shaft pillar development at TauTona	9	—
Write-off of mining assets at Savuka	1	—
Impairment of Tau Lekoa (classified as held for sale in 2010)	—	8
Continental Africa
Write-off of vehicles and mining equipment at Obuasi	1	—
Write-off of tailings storage facility at Iduapriem	—	8
Write-off of vehicles and heavy mining equipment at Geita	—	3

	11	19

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note E. Debt
The Company’s outstanding debt includes:
Debt carried at amortized cost

Rated bonds
On April 22, 2010, the Company announced the pricing of an offering of 10-year and 30-year notes. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually.

Details of the rated bonds are summarized as follows:

	At June 30, 2011
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%		(unaudited)
			(in US Dollars, millions)

10-year unsecured notes	5.375	700	(1)	8	707
30-year unsecured notes	6.500	300	(5)	4	299

		1,000	(6)	12	1,006

	At December 31, 2010
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%		(in US Dollars, millions)

10-year unsecured notes	5.375	700	(1)	8	707
30-year unsecured notes	6.500	300	(5)	4	299

		1,000	(6)	12	1,006

Loan facilities
On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion four year revolving credit facility with a syndicate of lenders. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four year term. During the first quarter of 2011, an amount of $50 million drawn under this facility was repaid.

Details of the revolving credit facility are summarized as follows:

	At June 30, 2011
	Interest	Commitment	Total	Undrawn	Total drawn
	rate (1)	fee (2)	facility	facility	facility
	%	%	(unaudited)
			(in US Dollars, millions)

$1.0 billion revolving credit facility	LIBOR + 1.75	0.7	1,000	1,000	—

			1,000	1,000	—

	At December 31, 2010
	Interest	Commitment	Total	Undrawn	Total drawn
	rate (1)	fee (2)	facility	facility	facility
	%	%	(in US Dollars, millions)

$1.0 billion revolving credit facility	LIBOR + 1.75	0.7	1,000	950	50

			1,000	950	50

(1)	Outstanding amounts bear interest at a margin over the London Interbank Offered Rate (“LIBOR”).

(2)	Commitment fees are payable quarterly in arrears on the undrawn portion of the facility.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note E. Debt (continued)

Debt carried at amortized cost (continued)

FirstRand Bank Limited short-term loan facility (3)
During the first quarter of 2011, the Company repaid an amount of $99 million and terminated its short-term loan facility, entered into during November 2010, with FirstRand Bank Limited. The loan was ZAR based.

(3) Outstanding amounts bear interest at a margin of 0.95 percent over the Johannesburg Interbank Agreed Rate (“JIBAR”).

Convertible bonds
The issue of convertible bonds in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent was concluded on May 22, 2009. These bonds are convertible into ADSs at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of a principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion.

The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability with subsequent changes in fair value recorded in earnings each period. The total fair value of the derivative liability on May 22, 2009 (date of issue) amounted to $142.2 million. The difference between the initial carrying value and the stated value of the convertible bonds is being accreted to interest expense using the effective interest method over the 5 year term of the bonds.

The convertible bonds and associated derivative liability (which has been accounted for separately) are summarized as follows:

	At June 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Convertible bonds
Senior unsecured fixed rate bonds	642	630
Accrued interest	3	3

	645	633

Convertible bond derivative liability
Balance at beginning of period	176	175
Fair value movements on conversion features of convertible bonds	(88)	1

Balance at end of period	88	176

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note E. Debt (continued)

Debt carried at fair value

Mandatory convertible bonds
In September 2010, the Company issued mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of ADSs, ranging from 18,140,000 at a share price equal to or lesser than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture and subject to adjustment.

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The FASB ASC guidance contains an election for the Company to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument. The shareholders have authorized that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the Company has chosen to recognize the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognized may differ from the principal amount.

Other convertible bonds that have been issued by the Company will only be settled in equity if future events, outside of the control of the Company, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognized at amortized cost.

In determining the fair value liability of the mandatory convertible bonds, the Company has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the Company is to recognize interest expense separately from the fair value adjustments in the income statement. Interest is recognized at a quarterly coupon rate of 6 percent per annum. Fair value adjustments are included in Non-hedge derivative loss and movement on bonds in the income statement. See note G.

The contractual principal amount of the mandatory convertible bonds is $789 million, provided the calculated share price of the Company is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the Company will recognize a gain on the principal amount and above $54.375 a loss. As at June 30, 2011, the actual share price was $42.09.

The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The mandatory convertible bonds are summarized as follows:

	At June 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Mandatory convertible bonds
Long-term debt at fair value	780	872
Accrued interest included in short-term debt at fair value	2	2

	782	874

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note F. (Profit)/loss on sale of assets, realization of loans, indirect taxes and other

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Indirect tax expenses and legal claims (1)	10	11
Black economic empowerment transaction restructuring costs for Izingwe Holdings (Proprietary) Limited	7	—
Impairment of investments (2)	2	—
Impairment of other receivables	1	7
Royalties received (3)	(58)	—
Profit on disposal of the Company’s subsidiary ISS International Limited (4)	(2)	—
(Profit)/loss on disposal of land, equipment and assets in South Africa, Continental Africa, Australasia and the Americas	(1)	4
Mining contractor termination costs	—	1
Profit on disposal of investments	—	(6)
Insurance claim recovery	—	(1)

	(41)	16

Taxation expense/(benefit) on above items	11	(1)

(1) Indirect taxes and legal claims are in respect of:
Ghana	5
Guinea	4	5
Namibia	1
Tanzania		6

(2) Impairment of investments include (see note M):
Village Main Reef Limited shares (South Africa)	2

(3) Included in royalties received are royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine), Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine) and the sale of AngloGold Ashanti Ghana Limited’s interests in a royalty stream related to the Ayanfuri Mine to Franco Nevada Corporation for $35 million during June 2011.

(4) ISS International Limited (“ISSI”) was classified as held for sale effective November 3, 2010, after AngloGold Ashanti entered into a memorandum of understanding with the Institute of Mine Seismology for the disposal of ISSI. The sale was concluded on February 28, 2011.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note G. Non-hedge derivative (gain)/loss and movement on bonds

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US dollars, millions)
Non-hedge derivative (gain)/loss

(Gain)/loss on non-hedge derivatives	(88)	409

The net gain recorded in the six months ended June 30, 2011 relates to the fair value movements of the conversion features of convertible bonds.

During the latter part of 2010, the Company eliminated its gold hedge book. The final phase of the hedge restructuring was funded with proceeds from the equity offering and the three-year mandatory convertible bonds issued in September 2010, as well as cash from internal sources and debt facilities.

As a result of the accelerated cash settlement of the normal purchase and sale exempted (“NPSE”) contracts during July 2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. Management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.

The effect of the NPSE re-designation in July 2009 and subsequent accounting for these contracts is stated below.

	At June 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Liability at beginning of period	—	556
Fair value movements (recorded in non-hedge derivative (gain)/loss)	—	131
Realized settlements	—	(687)

Liability at end of period	—	—

Movement on bonds

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Fair value gain on mandatory convertible bonds	(92)	—

Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price as further discussed in Note E.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note H. Taxation

The net taxation expense in the six months ended June 30, 2011 compared to a net expense for the same period in 2010, constitutes the following:

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Charge for current taxation	118	127
Charge/(benefit) for deferred taxation (1)	166	(21)

	284	106

Income from continuing operations before income tax and equity income in associates(2)	979	94

(1) The higher deferred taxation in 2011 mainly relates to the reversal of deferred taxation assets arising from the utilization of tax losses in South Africa.
(2) The higher earnings and the reversal of deferred taxation assets resulted in a higher tax charge for the six months ended June 30, 2011.

Uncertain taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	At June 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Balance at beginning of period	52	149
Additions for tax positions identified in prior years	10	8
Reductions for tax positions identified in prior years	—	(113)
Translation	(1)	8

Balance at end of period (1)	61	52

(1) Unrecognized tax benefits which, if recognized, would affect the Company’s effective tax rate.

(in US Dollars, millions)

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. For the six months ended and as at June 30, 2011, interest recognized and interest accrued amounted to:

Interest recognized during the six months ended June 30, 2011	9
Interest accrued as at June 30, 2011	17

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note I. Segment information

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Management team, in evaluating operating performance of, and making resource allocation decisions among, operations.

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenues by area
South Africa	1,226	871
Continental Africa	1,119	818
Australasia	192	213
Americas	649	496
Other, including Corporate and Non-gold producing subsidiaries	7	4

	3,193	2,402
Less: Equity method investments included above	(173)	(172)
Plus: Loss on realized non-hedge derivatives included above	—	176

Total revenues	3,020	2,406

Segment income/(loss)
South Africa	458	285
Continental Africa	395	215
Australasia	22	77
Americas	290	266
Other, including Corporate and Non-gold producing subsidiaries	(78)	(102)

Total segment income	1,087	741

The following are included in segment income/(loss):

Interest revenue
South Africa	13	10
Continental Africa	1	1
Australasia	2	1
Americas	3	5
Other, including Corporate and Non-gold producing subsidiaries	—	1

Total interest revenue	19	18

Interest expense
South Africa	3	2
Continental Africa	—	2
Australasia	1	—
Americas	2	2
Other, including Corporate and Non-gold producing subsidiaries	85	61

Total interest expense	91	67

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note I. Segment information (continued)

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Equity (loss)/income in associates
South Africa	(2)	(1)
Continental Africa	40	45
Other, including Corporate and Non-gold producing subsidiaries	(10)	(5)

Total equity income in associates	28	39

Reconciliation of segment income to Net income - attributable to AngloGold Ashanti
Segment total	1,087	741
Exploration costs	(120)	(94)
General and administrative expenses	(136)	(100)
Market development costs	(4)	(5)
Non-hedge derivative gain/(loss) and movement on bonds	180	(409)
Taxation expense	(284)	(106)
Noncontrolling interests	(20)	(23)

Net income — attributable to AngloGold Ashanti	703	4

	At June 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Segment assets
South Africa (1)	3,379	3,370
Continental Africa	4,206	4,093
Australasia	549	534
Americas	2,314	2,170
Other, including Corporate and Non-gold producing subsidiaries	313	221

Total segment assets	10,761	10,388

(1) Includes the following which have been classified as assets held for sale:
Rand Refinery Limited	2	1
ISS International Limited	—	15
ISS International Limited was classified as held for sale in 2010. The sale was concluded effective February 28, 2011.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note J. Income per share data

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
The following table sets forth the computation of basic and diluted income per share (in US dollars millions, except per share data):

Ordinary shares undistributed income/(losses)	658	(31)
E Ordinary shares undistributed income	2	—

Total undistributed income/(losses)	660	(31)

Ordinary shares distributed income	43	35
E Ordinary shares distributed income	—	—

Total distributed income	43	35

Numerator — Net income

Attributable to Ordinary shares	701	4
Attributable to E Ordinary shares	2	—

Total attributable to AngloGold Ashanti	703	4

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
Denominator for basic income per ordinary share
Ordinary shares	381,377,232	362,413,862
Fully vested options(1)	1,517,717	1,063,772

Weighted average number of ordinary shares	382,894,949	363,477,634
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options(2)	1,125,147	—
Dilutive potential of convertible bonds(3)	—	—
Dilutive potential of E Ordinary shares	—	—

Denominator for diluted income per share — adjusted weighted average number of ordinary shares and assumed conversions	384,020,096	363,477,634

Weighted average number of E Ordinary shares used in calculation of basic and diluted income per E Ordinary share	2,723,866	3,483,676

(1)    Compensation awards are included in the calculation of basic income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

The calculation of diluted income per common share for the six months ended June 30, 2011 and 2010 did not assume the effect of the following number of shares as their effects are anti-dilutive:
(2) Issuable upon the exercise of stock incentive options		971,993
(3) Issuable upon the exercise of convertible bonds	33,524,615	15,384,615

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note K. Accumulated other comprehensive income

Accumulated other comprehensive income, net of related taxation, consists of the following:

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Opening balance	(385)	(654)
Translation loss	(25)	(54)
Financial instruments	(27)	29

Total accumulated other comprehensive income	(437)	(679)

Total accumulated other comprehensive income includes the following:

	At June 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Net cumulative loss in respect of cash flow hedges, net of tax	(2)	(2)

Total gains in respect of available for sale financial assets, net of tax	63	89
Total losses in respect of available for sale financial assets, net of tax	(1)	—

Comprehensive income consists of the following:

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net income	723	27
Translation loss	(27)	(54)
Financial instruments	(27)	29

Total comprehensive income	669	2

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Total comprehensive income attributable to:
AngloGold Ashanti	651	(21)
Noncontrolling interests	18	23

	669	2

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note L. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

	Six months ended June 30,
	2011		2010
	(unaudited)		(unaudited)
		(in US Dollars, millions)
	Pension	Other	Pension	Other
	benefits	benefits	benefits	benefits
Service cost	3	1	4	1
Interest cost	11	7	9	6
Expected return on plan assets	(14)	—	(13)	—

Net periodic benefit cost	—	8	—	7

Employer contributions
		(in US Dollars, millions)
Expected contribution for 2011 (1)				7
Actual contribution for the six months ended June 30, 2011				4

(1) The Company’s expected contribution to its pension plan in 2011 as disclosed in the Company’s Form 20-F for the year ended December 31, 2010.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note M. Other long-term assets

	At June 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Investments in associates — unlisted	6	7
Investments in associates — listed	5	3
Investments in equity accounted joint ventures	634	601

Carrying value of equity method investments	645	611

Investment in marketable equity securities — available for sale	103	124
Investment in marketable debt securities — held to maturity	12	13
Investment in non-marketable assets — held to maturity	2	2
Cost method investment	9	9
Investment in non-marketable debt securities — held to maturity	100	89
Restricted cash	25	33
Other non-current assets	185	192

	1,081	1,073

Investments in associates

During the six months ended June 30, 2011, the Company fully impaired its investment in Orpheo (Proprietary) Limited. An impairment loss of $2 million (net of tax of $nil million) was recognized and the impairment loss is reflected in equity income in associates for the first half of 2011.

Investment in marketable equity securities — available for sale

Available for sale investments in marketable equity securities consists of investments in ordinary shares.

Cost	41	35
Gross unrealized gains	63	89
Gross unrealized losses	(1)	—

Fair value (net carrying value)	103	124

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Other-than-temporary impairments recognized. See note F. (1)	2	—

The Company holds various equities as strategic investments in gold exploration companies. Four of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

(1) Impairment relating to available for sale investments in marketable equity securities included:
Village Main Reef Limited shares (South Africa)	2	—
The impairment resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note M. Other long-term assets (continued)

The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12	More than 12
	months	months	Total
	(in US Dollars, millions)

At June 30, 2011

Aggregate fair value of investments with unrealized losses	5	—	5
Aggregate unrealized losses	(1)	—	(1)

At December 31, 2010
Aggregate fair value of investments with unrealized losses	4	—	4
Aggregate unrealized losses	—	—	—

	At June 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)

Investment in marketable debt securities — held to maturity	12	13
Investments in marketable debt securities represent held to maturity government bonds held by the Environmental Rehabilitation Trust Fund with a total fair value of $14 million (2010: $14 million) and gross unrealized gains of $2 million (2010: $1 million).

Investment in non-marketable assets — held to maturity	2	2
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

Cost method investment	9	9
The cost method investment mainly represent shares held in XDM Resources Limited. (2)

Investment in non-marketable debt securities — held to maturity	100	89
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

As at June 30, 2011 the contractual maturities of debt securities were as follows:

Marketable debt securities

Up to three years	1
Three to seven years	11

	12

Non-marketable debt securities

Less than one year	100

Restricted cash	25	33
Restricted cash represent cash balances held by Environmental Rehabilitation Trust Fund and Environmental Protection Bond.

Financing receivables
Loans of $10 million (2010: $8 million) are included in other long-term assets and loans of $3 milllion (2010: $nil million) are included in other debtors. There are no allowances for credit losses relating to these loans. Credit quality of loans is monitored on an ongoing basis.

(2)   The fair value is not estimated as there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and it is not practicable to estimate the fair value of the investment.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company may enter into transactions which make use of derivatives. The Company has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for speculative purposes.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. The ineffective portion of cash flow hedges recognized in (gain)/loss on non-hedge derivatives in the income statement during the six months ended June 30, 2011 was $nil million (2010: $nil million). As at June 30, 2011, the Company does not have any open cash flow hedge contracts relating to product sales or forecasted capital expenditure. Cash flow hedge losses pertaining to capital expenditure of $3 million as at June 30, 2011 are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense until 2017.

A gain on non-hedge derivatives of $88 million was recorded in the six months ended June 30, 2011 (2010: loss of $409 million). See note G “Non-hedge derivative (gain)/loss and movement on bonds” for additional information.

Gold price management activities

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The Company historically utilized derivatives as part of its hedging of the risk. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the Company completed its final tranche of the hedge buy-back program during 2010 and settled all forward gold and foreign exchange contracts that had been used by the Company in the past to manage those risks. At June 30, 2011, there were no net forward sales contracts, net call options sold and net put options sold.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)

Foreign exchange price risk protection agreements

The Company, from time to time, may enter into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

As at June 30, 2011, the Company had no open forward exchange or currency option contracts in its currency hedge position.

Interest and liquidity risk

Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks.

The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the Company.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)

Non-performance risk

Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the period. The Company spreads it business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put into place by management.

The combined maximum credit risk exposure at June 30, 2011 amounts to $nil million. Credit risk exposure netted by open derivative positions with counterparts was $nil million as at June 30, 2011. No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at June 30, 2011.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at June 30, 2011 and December 31, 2010, are as follows (assets (liabilities)):

	June 30, 2011		December 31, 2010
	(unaudited)
		(in US Dollars, millions)
	Carrying		Carrying
	amount	Fair Value	amount	Fair Value

Cash and cash equivalents	839	839	575	575
Restricted cash	56	56	43	43
Short-term debt	(28)	(28)	(133)	(133)
Short-term debt at fair value	(2)	(2)	(2)	(2)
Long-term debt	(1,690)	(1,869)	(1,730)	(2,059)
Long-term debt at fair value	(780)	(780)	(872)	(872)
Derivatives	(88)	(88)	(175)	(175)
Marketable equity securities — available for sale	103	103	124	124
Marketable debt securities — held to maturity	12	14	13	14
Non-marketable assets — held to maturity	2	2	2	2
Non-marketable debt securities — held to maturity	100	100	89	89

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt

The mandatory convertible bonds are carried at fair value. The fair value of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.

Derivatives

The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.

Investments

Marketable equity securities classified as available-for-sale are carried at fair value. Marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable assets classified as held to maturity are measured at amortized cost. The fair value of marketable debt securities and non-marketable assets has been calculated using market interest rates. Investments in non-marketable debt securities classified as held to maturity are measured at amortized cost. The cost method investment is carried at cost. There is no active market for the investment and the fair value cannot be reliably measured.

Fair value of the derivative assets/(liabilities) split by accounting designation

At June 30, 2011
(unaudited)
(in US Dollars, millions)
Assets	Balance Sheet location	Non-hedge accounted	Total

Warrants on shares	Current assets - derivatives	—	—

Total derivatives		—	—

		At June 30, 2011
		(unaudited)
		(in US Dollars, millions)
Liabilities	Balance Sheet location	Non-hedge accounted	Total

Option component of convertible bonds	Non-current liabilities - derivatives	(88)	(88)

Total derivatives		(88)	(88)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)
Fair value of the derivative assets/(liabilities) split by accounting designation

		At December 31, 2010
		(in US Dollars, millions)
Assets	Balance Sheet location	Non-hedge accounted	Total

Warrants on shares	Current assets - derivatives	1	1

Total derivatives		1	1

		At December 31, 2010
		(in US Dollars, millions)
Liabilities	Balance Sheet location	Non-hedge accounted	Total

Option component of convertible bonds	Non-current liabilities - derivatives	(176)	(176)

Total derivatives		(176)	(176)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)
Non-hedge derivative (gain)/loss and movement on bonds recognized

		Six months ended June 30,
		2011	2010
		(unaudited)	(unaudited)
		(in US Dollars, millions)
	Location of (gain)/loss in income

Realized
Forward sales type agreements — commodity	Non-hedge derivative (gain)/loss and movement on bonds	—	5
Option contracts — commodity	Non-hedge derivative (gain)/loss and movement on bonds	—	157
Forward sales agreements — currency	Non-hedge derivative (gain)/loss and movement on bonds	—	1
Option contracts — currency	Non-hedge derivative (gain)/loss and movement on bonds	—	(2)
Interest rate swaps — gold	Non-hedge derivative (gain)/loss and movement on bonds	—	15

		—	176
Unrealized
Forward sales type agreements — commodity	Non-hedge derivative (gain)/loss and movement on bonds	—	87
Option contracts — commodity	Non-hedge derivative (gain)/loss and movement on bonds	—	222
Option contracts — currency	Non-hedge derivative (gain)/loss and movement on bonds	—	(1)
Interest rate swaps — gold	Non-hedge derivative (gain)/loss and movement on bonds	—	(14)
Option component of convertible bonds	Non-hedge derivative (gain)/loss and movement on bonds	(88)	(64)
Warrants on shares	Non-hedge derivative (gain)/loss and movement on bonds	—	3
Fair value movement on mandatory convertible bonds	Non-hedge derivative (gain)/loss and movement on bonds	(92)	—

		(180)	233

Non-hedge derivative (gain)/loss and movement on bonds		(180)	409

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)
Other comprehensive income

Six months ended June 30, 2011
(unaudited)
(in US Dollars, millions)
	Cash flow hedges,	Cash flow hedges
	before taxation	removed from equity, before taxation		Hedge ineffectiveness, before taxation
		Location of	Amount of
	Gain/(loss)	(gain)/loss	(gain)/loss	Location of
	recognized in	reclassified from	reclassified from	(gain)/loss	Amount of
	accumulated other	accumulated other	accumulated other	recognized in	(gain)/loss
	comprehensive	comprehensive	comprehensive	income	recognized in
	income (effective	income into income	income into income	(ineffective	income (ineffective
	portion)	(effective portion)	(effective portion)	portion)	portion)

Forward sales agreements — commodity	—	Product sales	—	Non-hedge derivatives (gain)/loss and movement on bonds	—

	—		—		—

Other comprehensive income

Six months ended June 30, 2010
(unaudited)
(in US Dollars, millions)
	Cash flow hedges,	Cash flow hedges
	before taxation	removed from equity, before taxation		Hedge ineffectiveness, before taxation
		Location of	Amount of
	Gain/(loss)	(gain)/loss	(gain)/loss	Location of
	recognized in	reclassified from	reclassified from	(gain)/loss	Amount of
	accumulated other	accumulated other	accumulated other	recognized in	(gain)/loss
	comprehensive	comprehensive	comprehensive	income	recognized in
	income (effective	income into income	income into income	(ineffective	income (ineffective
	portion)	(effective portion)	(effective portion)	portion)	portion)

Forward sales type agreements — commodity	—	Product sales	52	Non-hedge derivatives (gain)/loss and movement on bonds	—

	—		52		—

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)
Other comprehensive income

		Changes in fair
	Accumulated other	value and other		Accumulated other
	comprehensive	movements		comprehensive
	income as of	recognized in	Reclassification	income as of June
	January 1, 2011	2011	adjustments	30, 2011
	$	$	$	$

Derivatives designated as
Capital expenditure	(3)	—	—	(3)

Before tax totals	(3)	—	—	(3)

After tax totals	(2)	—	—	(2)

		Changes in fair
	Accumulated other	value and other		Accumulated other
	comprehensive	movements		comprehensive
	income as of	recognized in	Reclassification	income as of June
	January 1, 2010	2010	adjustments	30, 2010
	$	$	$	$

Derivatives designated as
Gold sales	(52)	—	52	—
Capital expenditure	(3)	—	—	(3)

Before tax totals	(55)	—	52	(3)

After tax totals	(22)	—	20	(2)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note O. Commitments and contingencies
Capital expenditure commitments:

At June 30,
2011
(unaudited)
(in US Dollars, millions)
Contracts for capital expenditure	403
Authorized by the directors but not yet contracted for	2,301

2,704
The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

Contingencies and guarantees are summarized as follows for disclosure purposes. Amounts represent possible losses for loss contingencies, where an estimate can be made, and quantification of guarantees:

At June 30,
2011
(unaudited)
(in US Dollars, millions)
Contingent liabilities

Groundwater pollution (1)	—
Deep groundwater pollution — South Africa (2)	—
Sales tax on gold deliveries — Brazil (3)	102
Other tax disputes — Brazil (4)	42
Indirect taxes — Ghana (5)	12
Occupational Diseases in Mines and Works Act (“ODMWA”) litigation (6)	—

Contingent assets

Royalty — Boddington Gold Mine (7)	—
Royalty — Tau Lekoa Gold Mine (8)	—

Financial guarantees

Oro Group surety (9)	15
AngloGold Ashanti USA reclamation bonds (10)	88
AngloGold Ashanti environmental guarantees (11)	178
Guarantee provided for revolving credit facility (12)	—
Guarantee provided for mandatory convertible bonds (13)	791
Guarantee provided for rated bonds (14)	1,012
Guarantee provided for convertible bonds (15)	736

Hedging guarantees
Gold delivery guarantees (16)	—
Ashanti Treasury Services Limited (“ATS”) hedging guarantees (17)	—
Geita Management Company Limited (“GMC”) hedging guarantees (18)	—

2,976

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)

(1)	Ground water pollution

	The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (“MNA”) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

(2)	Deep ground water pollution — South Africa

	The Company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the estimation of a liability, no reasonable estimate can be made for the obligation.

		At June 30,
		2011

		(unaudited)
		(in US Dollars, millions)

(3)	Sales tax on gold deliveries — Brazil

	Mineração Serra Grande S.A. (“MSG”) received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The Company believes both assessments are in violation of federal legislation on sales taxes.

	The Company’s attributable share of the assessments are as follows:
	First assessment	63
	Second assessment	39

		102

(4)	Other tax disputes — Brazil

	MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The Company’s attributable share of the assessment is approximately:	11

	Subsidiaries of the Company in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately:	31

		42

(5)	Indirect taxes — Ghana

	AngloGold Ashanti (Ghana) Limited received a tax assessment during September 2009 in respect of the 2006, 2007 and 2008 tax years following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.

	The assessment is approximately:	12

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)

(6)	ODMWA litigation

	The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgment was awarded in favor of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down on March 3, 2011.

	Following the judgment, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

	The Company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the Company and adjudicated by the courts on their merits. In view of the limitation of current information for the estimation of a possible liability, no reasonable estimate can be made for this possible obligation.

		At June 30,
		2011

		(unaudited)
		(in US Dollars, millions)
(7)	Royalty — Boddington Gold Mine

	As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty is payable in each quarter from and after the second quarter in 2010, within forty five days of reporting period close and is capped at a total amount of $100 million.

	Details of the royalty are as follows:

	Royalties received in cash during the six months ended June 30, 2011.	13
	Royalties received subsequent to June 30, 2011.	9

(8)	Royalty — Tau Lekoa Gold Mine

	As a result of the sale of the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000 per kilogram (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000 per kilogram (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable. The royalty will be determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets.

	Royalties received in cash during the six months ended June 30, 2011.	2

(9)	Oro Group surety	15

	The Company has provided surety in favor of a lender on a gold loan facility with its associate Oro Group (Proprietary) Limited and one of its subsidiaries. The Company has a total maximum liability, in terms of the suretyships, of R100 million. The probability of the non-performance under the suretyships is considered minimal.

(10)	AngloGold Ashanti USA reclamation bonds	88

	Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)

		At June 30,
		2011

		(unaudited)
		(in US Dollars, millions)

(11)	AngloGold Ashanti environmental guarantees	178

	Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South African mines not being able to meet such rehabilitation obligations. The obligations will expire upon compliance with all provisions of the environment management program in terms of South African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(12)	Guarantee provided for revolving credit facility

	AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion four year revolving credit facility.

	The total amount outstanding under this facility as at June 30, 2011 amounted to:	—

(13)	Guarantee provided for mandatory convertible bonds	791

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $789 million 6 percent mandatory convertible bonds due 2013.

(14)	Guarantee provided for rated bonds	1,012

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700 million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5 percent rated bonds due 2040.

(15)	Guarantee provided for convertible bonds	736

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

(16)	Gold delivery guarantees	—

	The Company has issued gold delivery guarantees to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. At June 30, 2011 the Company had no open gold hedge contracts.

(17)	ATS hedging guarantees	—

	The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At June 30, 2011 the Company had no open gold hedge contracts.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)

		At June 30,
		2011

		(unaudited)
		(in US Dollars, millions)

(18)	GMC hedging guarantees	—

	The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At June 30, 2011 the Company had no open gold hedge contracts.

	Vulnerability from concentrations

	There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82 percent.

	The recoverable value added tax and fuel duties are summarized as follows:

	Recoverable value added tax due to the Company	46
	Recoverable fuel duties due to the Company (1)	71

(1)	Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note P. Share incentive scheme and plans
Restructuring of ESOP and Black Economic Empowerment Transaction

On December 12, 2006, AngloGold Ashanti announced the finalization of the Bokamoso Employee Share Ownership Plan (“Bokamoso ESOP”) for employees of the South African operations. The Bokamoso ESOP creates an opportunity for AngloGold Ashanti and the unions to ensure a closer alignment of the interest between South African based employees and the Company. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

On April 14, 2011, AngloGold Ashanti Limited, the National Union of Mineworkers (“NUM”), Solidarity, The Union (“UASA”), Izingwe Holdings (Proprietary) Limited and the Bokamoso ESOP Board of Trustees announced the restructuring of the empowerment transactions concluded respectively between the Company and the unions, and the Company and Izingwe Holdings (Proprietary) Limited (“Izingwe”) in 2006.

This restructuring was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E shares (otherwise known to participants as loan shares), which operate essentially as share appreciation rights, vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.

In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti shareholders, the scheme was restructured as follows:

• All lapsed loan shares that vested without value will be reinstated;

• The strike (base) price will be fixed at R320 per share for the Bokamoso ESOP and R330 for Izingwe;

• The notional interest charge will fall away;

• As before, 50 percent of any dividends declared will be used to reduce the strike price;

• As before, the remaining 50 percent is paid directly to participants under the empowerment transaction; and

•     The life span of the scheme will be extended by an additional one year, the last vesting being in 2014, instead of 2013. A minimum payout on vesting of the E shares has been set at R40 each and a maximum payout of R70 each per E Share for Izingwe and R90 each for members of the Bokamoso ESOP (i.e. employees), plus the impact of the 50 percent of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti and its shareholders.

The total incremental fair value of awards granted were R29.14 per share and will be included in earnings up to the vesting date in 2014. The Company recorded a charge of $8 million to earnings during the second quarter of 2011 as a result of the restructuring.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note Q. Recent developments
Announcements made after June 30, 2011:

On July 22, 2011, AngloGold Ashanti announced that it had entered into an agreement to acquire 47,065,916 shares (or approximately 19.79 percent) in First Uranium Corporation (“First Uranium”), a Canadian incorporated company, from Village Main Reef Limited (“Village”), a South African incorporated company, at a price of CAD0.60 per share ($0.64 per share), representing aggregate consideration of approximately $30 million. In addition, Village has granted to AngloGold Ashanti, lock-up rights and rights of first refusal for its remaining approximate 5.7 percent stake in First Uranium and its holding of approximately R392.8 million convertible bonds issued by First Uranium.

Note R. Declaration of dividends

Details of the final dividends of 2010 and interim dividends of 2011 are set forth in the table below:

	Ordinary shareholders		E ordinary shareholders
	Final dividend	Interim dividend	Final dividend	Interim dividend
	of 2010	of 2011	of 2010	of 2011

Declaration date	Feb 15, 2011	Aug 2, 2011	Feb 15, 2011	Aug 2, 2011
Record date	Mar 11, 2011	Sep 2, 2011	Mar 11, 2011	Sep 2, 2011
Payment date — Ordinary / E ordinary shareholders	Mar 18, 2011	Sep 9, 2011	Mar 18, 2011	Sep 9, 2011
Payment date — CDIs	Mar 18, 2011	Sep 9, 2011	—	—
Payment date — GhDSs	Mar 21, 2011	Sep 12, 2011	—	—
Payment date — ADSs	Mar 28, 2011	Sep 19, 2011	—	—

Dividend amount per share (US cents)	11.260	12.081	5.630	6.041
Dividend amount per share (South African cents)	80.0	90.0	40.0	45.0
Dividends are declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.
In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.
Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note S. Fair value measurements

The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets out the Company’s financial assets and (liabilities) measured at fair value, by level, within the hierarchy as at June 30, 2011 (in US Dollars, millions):

Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	839			839
Marketable equity securities	103			103
Mandatory convertible bonds	(782)			(782)
Option component of convertible bonds		(88)		(88)

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company’s marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company’s mandatory convertible bonds are included in debt in the Company’s consolidated balance sheet. The bonds are valued using quoted market prices in an active market and as such are classified within Level 1 of the fair value hierarchy. The fair value of the bonds is calculated as the quoted market price of the bond multiplied by the quantity of bonds issued by the Company.

The conversion features of convertible bonds are included as derivatives on the balance sheet. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The following inputs were used in the valuation of the conversion features of convertible bonds as at June 30:

2011
Market quoted bond price (percent)	115.625
Fair value of bond excluding conversion feature (percent)	103.590
Fair value of conversion feature (percent)	12.035
Total issued bond value ($ million)	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bond including the option component (bond price) and the price excluding the option component (bond floor price).

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note S. Fair value measurements (continued)

Six months ended June 30,
2011

(unaudited)
(in US Dollars, millions)
Items measured at fair value on a non-recurring basis

During the six months ended June 30, 2011, the Company fully impaired and wrote-off certain assets in South Africa and Continental Africa. See note D. This resulted in a loss, which is included in earnings, of:	11

During the six months ended June 30, 2011, the Company fully impaired its equity method investment in Orpheo (Proprietary) Limited. See note M. This resulted in a loss, which is included in equity income in associates, of:	2

The above items are summarized as follows:

	Fair value	Level 1	Level 2	Level 3	Total gain/(loss)
Description	$	$	$	$	$

Long-lived assets abandoned	—				(11)
Investment in associates	—				(2)

	—	—	—	—	(13)

Note T. Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Notes E “Debt” and O “Commitments and Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the Americas and Namibia). The following is condensed consolidating financial information for the Company as of June 30, 2011 and December 31, 2010 and for the six months ended June 30, 2011 and 2010, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note T. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2011
(unaudited)
(in US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Sales and other income	1,285	—	1,826	(91)	3,020

Product sales	1,214	—	1,784	—	2,998
Interest, dividends and other	71	—	42	(91)	22

Costs and expenses	1,441	60	(19)	559	2,041

Production costs	536	—	874	—	1,410
Exploration costs	8	9	103	—	120
Related party transactions	(5)	—	—	—	(5)
General and administrative expenses/(recoveries)	109	17	13	(3)	136
Royalties paid	33	—	54	—	87
Market development costs	2	—	2	—	4
Depreciation, depletion and amortization	188	—	199	—	387
Impairment of assets	10	—	1	—	11
Interest expense	4	34	53	—	91
Accretion expense	6	—	8	—	14
Employment severance costs	5	—	2	—	7
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	545	—	(1,148)	562	(41)
Non-hedge derivative gain and movement on bonds	—	—	(180)	—	(180)

(Loss)/income before income tax provision	(156)	(60)	1,845	(650)	979
Taxation expense	(134)	(1)	(149)	—	(284)
Equity income in associates	22	6	—	—	28
Equity income/(loss) in subsidiaries	1,002	359	—	(1,361)	—

Income/(loss) from continuing operations	734	304	1,696	(2,011)	723
Preferred stock dividends	(31)	—	(31)	62	—

Net income/(loss)	703	304	1,665	(1,949)	723
Less: Net income attributable to noncontrolling interests	—	—	(20)	—	(20)

Net income/(loss) — attributable to AngloGold Ashanti	703	304	1,645	(1,949)	703

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note T. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(unaudited)
(in US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Sales and other income	970	(3)	1,490	(51)	2,406

Product sales	919	—	1,451	—	2,370
Interest, dividends and other	51	(3)	39	(51)	36

Costs and expenses	934	65	1,339	(26)	2,312

Production costs	479	—	717	—	1,196
Exploration costs	3	5	86	—	94
Related party transactions	(8)	—	—	—	(8)
General and administrative expenses/(recoveries)	77	3	22	(2)	100
Royalties paid	8	—	50	—	58
Market development costs	3	—	2	—	5
Depreciation, depletion and amortization	166	—	170	—	336
Impairment of assets	8	—	11	—	19
Interest expense	2	33	32	—	67
Accretion expense	5	—	5	—	10
Employment severance costs	9	—	1	—	10
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	8	24	8	(24)	16
Non-hedge derivative loss and movement on bonds	174	—	235	—	409

Income/(loss) before income tax provision	36	(68)	151	(25)	94
Taxation benefit/(expense)	9	—	(115)	—	(106)
Equity income in associates	39	—	—	—	39
Equity (loss)/income in subsidiaries	(54)	(57)	—	111	—

Income/(loss) from continuing operations	30	(125)	36	86	27
Preferred stock dividends	(26)	—	(26)	52	—

Net income/(loss)	4	(125)	10	138	27
Less: Net income attributable to noncontrolling interests	—	—	(23)	—	(23)

Net income/(loss) — attributable to AngloGold Ashanti	4	(125)	(13)	138	4

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note T. Supplemental condensed consolidating financial information (continued)
Condensed consolidating balance sheets
AT JUNE 30, 2011
(unaudited)
(in US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor ”)	(the “Issuer ”)	Subsidiaries ”)	adjustments	Total

ASSETS
Current Assets	980	2,265	3,360	(4,423)	2,182

Cash and cash equivalents	442	183	214	—	839
Restricted cash	1	—	30	—	31
Receivables, inter-group balances and other current assets	537	2,082	3,116	(4,423)	1,312

Property, plant and equipment, net	2,157	—	3,883	—	6,040
Acquired properties, net	205	—	615	—	820
Goodwill	—	—	205	(17)	188
Other intangibles, net	—	—	16	—	16
Other long-term inventory	—	—	75	—	75
Materials on the leach pad	—	—	359	—	359
Other long-term assets and deferred taxation assets	3,854	1,031	901	(4,705)	1,081

Total assets	7,196	3,296	9,414	(9,145)	10,761

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	943	1,560	5,393	(7,054)	842
Other non-current liabilities	61	—	72	(52)	81
Long-term debt	38	994	1,438	—	2,470
Derivatives	—	—	88	—	88
Deferred taxation liabilities	700	—	531	7	1,238
Provision for environmental rehabilitation	178	—	398	—	576
Other accrued liabilities	—	—	40	—	40
Provision for pension and other post-retirement medical benefits	163	—	14	—	177
Commitments and contingencies	—	—	—	—	—
Equity	5,113	742	1,440	(2,046)	5,249

Stock issued	13	5,199	897	(6,096)	13
Additional paid in capital	8,710	379	219	(598)	8,710
Accumulated (deficit)/profit	(3,209)	(4,836)	(3,906)	8,742	(3,209)
Accumulated other comprehensive income and reserves	(401)	—	4,095	(4,095)	(401)

Total AngloGold Ashanti stockholders’ equity	5,113	742	1,305	(2,047)	5,113
Noncontrolling interests	—	—	135	1	136

Total liabilities and equity	7,196	3,296	9,414	(9,145)	10,761

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note T. Supplemental condensed consolidating financial information (continued)
Condensed consolidating balance sheets
AT DECEMBER 31, 2010
(in US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

ASSETS
Current Assets	1,169	2,265	3,869	(5,306)	1,997

Cash and cash equivalents	152	114	309	—	575
Restricted cash	1	—	9	—	10
Receivables, inter-group balances and other current assets	1,016	2,151	3,551	(5,306)	1,412

Property, plant and equipment, net	2,197	—	3,729	—	5,926
Acquired properties, net	217	—	619	—	836
Goodwill	—	—	197	(17)	180
Other intangibles, net	—	—	17	—	17
Other long-term inventory	—	—	27	—	27
Materials on the leach pad	—	—	331	—	331
Other long-term assets and deferred taxation assets	3,328	736	914	(3,904)	1,074

Total assets	6,911	3,001	9,703	(9,227)	10,388

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,293	1,587	6,116	(7,992)	1,004
Other non-current liabilities	52	—	71	(54)	69
Long-term debt	39	1,044	1,519	—	2,602
Derivatives	—	—	176	—	176
Deferred taxation liabilities	720	—	471	9	1,200
Provision for environmental rehabilitation	176	—	354	—	530
Other accrued liabilities	—	—	38	—	38
Provision for pension and other post-retirement medical benefits	165	—	15	—	180
Commitments and contingencies	—	—	—	—	—
Equity	4,466	370	943	(1,190)	4,589

Stock issued	13	4,587	897	(5,484)	13
Additional paid in capital	8,670	363	219	(582)	8,670
Accumulated (deficit)/profit	(3,869)	(4,580)	(4,350)	8,930	(3,869)
Accumulated other comprehensive income and reserves	(348)	—	4,055	(4,055)	(348)

Total AngloGold Ashanti stockholders’ equity	4,466	370	821	(1,191)	4,466
Noncontrolling interests	—	—	122	1	123

Total liabilities and equity	6,911	3,001	9,703	(9,227)	10,388

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note T. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE SIX MONTHS ENDED JUNE 30, 2011
(unaudited)
(in US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Net cash provided by/(used) in operating activities	661	(15)	507	(62)	1,091

Net income/(loss)	703	304	1,665	(1,949)	723
Reconciled to net cash provided by/(used) in by operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	545	—	(1,097)	562	10
Depreciation, depletion and amortization	188	—	199	—	387
Impairment of assets	10	—	1	—	11
Deferred taxation	124	—	42	—	166
Other non cash items	(1,100)	(367)	(1)	1,325	(143)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	1	—	47	—	48

Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	78	47	(125)	—	—
Receivables	23	—	(105)	—	(82)
Inventories	13	—	(115)	—	(102)
Accounts payable and other current liabilities	76	1	(4)	—	73

Net cash used in investing activities	(197)	(48)	(388)	—	(633)

Increase in non-current investments	(1)	(48)	(64)	—	(113)
Additions to property, plant and equipment	(211)	—	(345)	—	(556)
Proceeds on sale of mining assets	5	—	3	—	8
Proceeds on sale of investments	—	—	42	—	42
Proceeds from disposal of subsidiary	9	—	—	—	9
Cash of subsidiary disposed	—	—	(11)	—	(11)
Loans receivable repaid	1	—	—	—	1
Change in restricted cash	—	—	(13)	—	(13)

Net cash (used)/generated by financing activities	(172)	132	(224)	62	(202)

Repayments of debt	(99)	(50)	(6)	—	(155)
Issuance of stock	1	77	(77)	—	1
Proceeds from debt	—	—	6	—	6
Dividends (paid)/received	(74)	105	(147)	62	(54)

Net increase/(decrease) in cash and cash equivalents	292	69	(105)	—	256
Effect of exchange rate changes on cash	(2)	—	(1)	—	(3)
Cash and cash equivalents — January 1,	152	114	320	—	586

Cash and cash equivalents — June 30,	442	183	214	—	839

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011
Prepared in accordance with US GAAP
Note T. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(unaudited)
(in US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer“)	Subsidiaries”)	adjustments	Total

Net cash provided by/(used) in operating activities	131	(359)	857	(52)	577

Net income/(loss)	4	(125)	10	138	27
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	8	24	7	(24)	15
Depreciation, depletion and amortization	166	—	170	—	336
Impairment of assets	8	—	11	—	19
Deferred taxation	(37)	—	16	—	(21)
Other non cash items	59	27	403	(166)	323
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	3	—	10	—	13

Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	(30)	(289)	319	—	—
Receivables	(1)	3	(66)	—	(64)
Inventories	(27)	—	(42)	—	(69)
Accounts payable and other current liabilities	(22)	1	19	—	(2)

Net cash used in investing activities	(140)	(17)	(162)	—	(319)

Increase in non-current investments	(3)	(17)	(39)	—	(59)
Additions to property, plant and equipment	(180)	—	(201)	—	(381)
Proceeds on sale of mining assets	1	—	2	—	3
Proceeds on sale of investments	—	—	24	—	24
Proceeds on disposal of associate	1	—	—	—	1
Cash inflows from derivatives purchased	41	—	53	—	94
Loans receivable advanced	—	—	(5)	—	(5)
Change in restricted cash	—	—	4	—	4

Net cash (used)/generated by financing activities	(71)	273	(735)	52	(481)

Repayments of debt	—	(1,000)	(315)	—	(1,315)
Issuance of stock	4	78	(78)	—	4
Proceeds from debt	—	994	35	—	1,029
Debt issue costs	—	(7)	—	—	(7)
Cash outflows from derivatives with financing	(14)	—	(119)	—	(133)
Dividends (paid)/received	(61)	208	(258)	52	(59)

Net decrease in cash and cash equivalents	(80)	(103)	(40)	—	(223)
Effect of exchange rate changes on cash	(5)	—	(6)	—	(11)
Cash and cash equivalents — January 1,	231	578	291	—	1,100

Cash and cash equivalents — June 30,	146	475	245	—	866

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE SIX MONTHS ENDED JUNE 30, 2011 PREPARED IN ACCORDANCE WITH US GAAP
In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the member states of the European Union participating in the Economic and Monetary Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.
Introduction
AngloGold Ashanti’s operating results are directly related to the price of gold, which can fluctuate widely and which is affected by numerous factors beyond AngloGold Ashanti’s control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (“IMF”), global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold is often subject to sharp, short-term changes because of speculative activities. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.
The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.
     Impact of exchange rate fluctuations
During the six months ended June 30, 2011, the rand weakened against the US dollar (based on the exchange rates of R6.57 and R6.74 per US dollar on January 1, 2011 and June 30, 2011, respectively). The value of the rand strengthened by 8 percent against the US dollar when compared to the average exchange rates of the rand against the US dollar of R6.89 and R7.52 during the first six months of 2011 and 2010, respectively. The stronger rand against the US dollar negatively impacted on the dollar denominated costs and therefore on the profitability of AngloGold Ashanti.
The value of the Australian dollar strengthened by 13 percent against the US dollar when compared to the average exchange rate of A$0.97 for the first six months of 2011 against an average exchange rate of A$1.12 for the same period in 2010. The value of the Brazilian real strengthened by 9 percent against the US dollar based on the average exchange rates of BRL1.63 and BRL1.80 per US dollar during the first six months of 2011 and 2010, respectively. The strengthening of these currencies against the US dollar further negatively impacted the dollar denominated costs and therefore on the profitability of AngloGold Ashanti.
     Restructuring of ESOP and Black Economic Empowerment Transaction
On April 14, 2011, following the end of the quarter, AngloGold Ashanti announced the restructuring of its black economic empowerment transaction, initially entered into in 2006, to ensure the intended benefits accrue to its recipients, namely its South African employees, through the Bokamoso ESOP trust and BEE Partner, Izingwe Holdings.
The total incremental fair value of awards granted were R29.14 per share and will be included in earnings up to the vesting date in 2014. The Company recorded a charge of $8 million to earnings during the second quarter of 2011 as a result of the restructuring. The principal component of the restructured transaction is the reinstatement over the next three years of a total of approximately 1.37 million E Ordinary shares that have either lapsed or are expected to lapse without realizing the anticipated value for their holders. Also, an additional 48,923 new ordinary shares were allotted to employees who qualify for the scheme as of the original cut-off date.
Management believes that the restructuring has the potential to enhance labor relations within AngloGold Ashanti’s South African operations and, more broadly, reinforce AngloGold Ashanti’s reputation as a good corporate citizen in South Africa, as well as reinforcing the Company’s continued commitment to the spirit of transformation and empowerment as contained in the Mining Charter.

     Acquisitions and dispositions
The Company disposed of its subsidiary ISS International Limited during the first quarter of 2011. The sale closed on February 28, 2011 and the Company realized a profit of $2 million on disposal.
Gold market for the quarter ended June 30, 2011
Gold price movement and investment markets
     Gold price data
During April 2011, the gold price continued to benefit from ongoing economic uncertainty in Europe and the United States. Bullion traded to an intra-day high of $1,575 per ounce at the start of May. However this momentum was not sustained and after a brief correction, the price traded sideways for the balance of the quarter ended June 30, 2011. Many of the factors that drove gold in the first month of the quarter persisted as the European debt crisis worsened. Domestic politics in the United States saw the debt ceiling impasse adding uncertainty to global financial markets, which helped increase the price of gold. Despite the modest 4.5 percent increase in the average gold price in the second quarter of 2011, the increase marks the tenth consecutive quarter of growth and represents the longest period of continuous price increases since the 1920s. Post quarter-end, the gold price reached new record levels in the region of $1,900 per ounce in late August 2011.
     Investment demand
Exchange traded funds (“ETF”) holdings for the second quarter of 2011 remained fairly stagnant with net investment for the quarter at around 1.2 million ounces, growth of less than 2 percent from its opening position. In contrast, during the second quarter of 2010 when similar concerns over sovereign risk were escalating, ETF holdings grew by around 9 million ounces, most of which can be attributed to European ETFs. The COMEX net long position posted a high of 30.5 million ounces in the second quarter of 2011, which coincided with the increase in the gold price. Global estimated bar and coin demand from the December 2010 quarter to the June 2011 quarter was 1,396 tonnes, a 49 percent increase year on year; most of the growth was driven by European investors. While ETFs contribute significantly to global demand, the bar and coin market is approximately three times the size of the ETF market. In China, investment demand slowed from the highs of the first quarter of 2011, but still recorded year-on-year estimated growth of almost 10 percent. Fears over inflation similarly underpin the continuation of India’s record gold demand. In the second quarter of 2010, 154 tonnes were imported, while in the first two months of the June 2011 quarter, 192 tonnes flowed into India. Some 75 percent of this gold is believed to be destined for the jewellery market.
     Official sector
While the ETF markets failed to register growth, the official sector has been relatively active. In the first half of 2011, central banks bought about 151 tonnes. Of this, Mexico added some 100 tonnes, significantly increasing its holding from previous levels of 6.9 tonnes. Russia and Thailand were other notable buyers, further consolidating the trend of developing economies diversifying their central bank holdings. Sales under the third Central Bank Agreement for the current year to date are low as central banks expand their gold reserves.
     Jewellery sales
As mentioned, India’s strong growth in 2011 continued in the second quarter and the jewellery market remained buoyant. Unlike in 2010, consumers now appear accustomed to higher gold prices and many expect it to continue to rise through the year as fuel, food and certain consumer goods show no sign of ending their upward price trajectory. Gold price volatility was less pronounced in India during the second quarter as relative Rupee gold price stability helped ameliorate the situation. Demand in China slowed due to the relatively volatile gold price. The second quarter of 2011 is traditionally a slower quarter in China and the three months through June were no different, although year-on-year jewellery demand still registered an increase. One factor that may have dampened gold purchases was a new drive by commercial banks to attract liquidity by increasing the one-month interest rate for deposits to 7 percent, while the annual deposit rate is in the region of 3.5 percent. In the United States, the strategically vital high-end gold market continued to show signs of strength with an estimated growth of 15 percent. High-end gold brands continue to outperform lower- and mid-end providers as the high price of gold continues to degrade the gold content in cheaper jewellery.

Operating review for the six months ended June 30, 2011
Presented in the table below is selected operating data for AngloGold Ashanti for the six months ended June 30, 2011 and 2010. The operating data gives effect to acquisitions and dispositions as of their effective dates:

	Six months ended June 30,
Operating data for AngloGold Ashanti	2011	2010

Total gold production (000 oz)(1)	2,124	2,205
Capital expenditure ($ million)(1)(2)	594	397

(1)	Including equity accounted joint ventures.

(2)	Including noncontrolling interests.
     Gold production
AngloGold Ashanti’s total gold production for the six months ended June 30, 2011 decreased by approximately 81,000 ounces, or about 4 percent, to 2.12 million ounces from 2.20 million ounces produced in the same period in 2010. This reduction was primarily due to:
•	the impact of flooding due to unprecedented heavy rainfall at Sunrise Dam in Australia and the subsequent ramp failure which resulted in the loss of 68,000 ounces; and

•	the balance due to lower grades at some of the Continental African and American operations.
     Capital expenditures
Total capital expenditure of $594 million was recorded during the six months ended June 30, 2011 compared to $397 million in the same period in 2010. This represented a $197 million, or 50 percent, increase from the same period in 2010. Expenditure increased in South Africa from $182 million in the six months ended June 30, 2010 to $214 million in the same period in 2011 due to a stronger rand and expenditure on projects at the Moab Khotsong and Mponeng operations. In the Americas, expenditure increased by $42 million in Brazil largely due to expenditure incurred at the Córrego do Sítio project at AngloGold Ashanti Córrego do Sítio Mineração, by $9 million in North America related to the mine life extension project at Cripple Creek & Victor and by a further $13 million associated with a heap leach project at Cerro Vanguardia in Argentina. In Ghana, capital expenditure increased from $40 million incurred in the first six months of 2010 to $95 million in 2011, related mainly to the construction of the tailings storage facility at Iduapriem and capital spent at Obuasi. In the DRC, capital expenditure increased from $10 million incurred for the first six months of 2010 to $34 million for the same period of 2011 relating to the development of the Kibali project.

Comparison of financial performance on a segment basis for the six months ended June 30, 2011 and 2010
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Management team, in evaluating operating performance of, and making resource allocation decisions among, operations. Revenues presented below exclude realized gains/losses on non-hedge derivatives allocated to individual geographic areas.
     Revenues

	Six months ended June 30,
	2011		2010

	(unaudited)		(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Category of activity
Product sales	2,998		2,370
Interest, dividends and other	22		36

Total revenues	3,020		2,406

Geographical area data
South Africa	1,226	41%	945	39%
Continental Africa	1,119	37%	864	36%
Australasia	192	6%	226	9%
Americas	649	21%	540	22%
Other, including Corporate and Non-gold producing subsidiaries	7	0%	3	0%

	3,193	106%	2,578	107%
Less: Equity method investments included above	(173)	(6%)	(172)	(7%)

Total revenues	3,020	100%	2,406	100%

     Assets

	At June 30,		At December 31,
	2011		2010

	(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Geographical area data
Total segment assets
South Africa	3,379	31%	3,370	32%
Continental Africa	4,206	39%	4,093	39%
Australasia	549	5%	534	5%
Americas	2,314	22%	2,170	21%
Other, including Corporate and Non-gold producing subsidiaries	313	3%	221	2%

Total segment assets	10,761	100%	10,388	100%

Comparison of financial performance for the six months ended June 30, 2011 and 2010

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
Financial performance of AngloGold Ashanti	(in US Dollars, millions)

Revenue	3,020	2,406
Cost and expenses	2,041	2,312
Taxation expense	(284)	(106)
Equity income in associates	28	39
Net income attributable to noncontrolling interests	(20)	(23)
Net income — attributable to AngloGold Ashanti	703	4
Comparison of financial performance for the six months ended June 30, 2011 and 2010
     Revenues
Revenues from product sales and other income increased from $2,406 million in the first six months of 2010 to $3,020 million in the same period of 2011, representing a 26 percent increase over the period in 2010. This was due to an increase in the average spot price of gold from $1,154 per ounce for the six months ended June 30, 2010, to $1,441 per ounce during the six months ended June 30, 2011, which more than offset a decrease in production. The majority of product sales consisted of US dollar-denominated gold sales.
     Production costs
During the six months ended June 30, 2011, AngloGold Ashanti incurred production costs of $1,410 million representing an increase of $214 million or 18 percent from $1,196 million recorded for the same period in 2010. The increase was mainly as a result of an increase in rehabilitation and operational costs including labor, consumables, power, services and inventory adjustments. Operational cost increases were due to inflation, annual labor cost increases, increased contractor costs at Sunrise Dam, power tariff increases mainly in South Africa and Obuasi (Ghana) and higher rehabilitation costs were recorded at AngloGold Ashanti Córrego do Sítio Mineração and Serra Grande. The strengthening of local currencies against the US dollar also adversely impacted US dollar denominated production costs.
     Exploration costs
Exploration costs increased from $94 million in the six months ended June 30, 2010 to $120 million in the same period in 2011 mainly due to an increased level of expenditure at Mongbwalu in the DRC, La Colosa and Gramalote in Colombia and increased brownfield exploration activities at operating mines.
     General and administrative
General and administrative expenses increased from $100 million in the six months ended June 30, 2010 to $136 million in the same period in 2011, mainly due to labor costs, retention and bonus costs and the effects of a stronger rand relative to the US dollar.
     Royalties
Royalties paid by AngloGold Ashanti increased from $58 million in the six months ended June 30, 2010, to $87 million paid in the same period in 2011, mainly as a result of the introduction in the South African Mineral and Petroleum Resources Act of royalties payable in South Africa from March 1, 2010 as well as the high spot price of gold. Royalties recorded by the South African mines were $33 million in the six months ended June 30, 2011 compared to $8 million in the same period in 2010.
Royalties paid were also higher at the Geita mine (Tanzania) and Cerro Vanguardia (Argentina) as a result of higher spot prices of gold. Royalties are predominantly calculated based on a percentage of revenues and are payable primarily to local governments.
     Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $51 million to $387 million in the six months ended June 30, 2011, compared to $336 million recorded in the same period in 2010, mainly due to changes in life of mine estimates at the South African mines and an increase in depreciation, depletion and amortization in Tanzania and Brazil due to the increased production at the Geita and Còrrego do Sìtio mines.

     Impairment of assets
Impairment charges decreased from $19 million in the six months ended June 30, 2010 to $11 million in the same period in 2011. Impairments recorded in 2011 mainly relate to the write-off of capital assets (at Savuka) and the abandonment of shaft pillar development (at Tau Tona) both in South Africa.
     Interest expense
Interest expense increased by $24 million to $91 million in the six months ended June 30, 2011, compared to $67 million recorded in the same period in 2010. The increase is mainly due to interest charges on the rated and mandatory bonds, which were issued in April 2010 and September 2010, respectively, partially offset by lower interest paid due to the repayment of the 2009 Term Facility during 2010.
     Accretion expense
Accretion expense increased from $10 million in the six months ended June 30, 2010 to $14 million in the same period in 2011. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
     Profit/loss on sale of assets, realization of loans, indirect taxes and other
In the six months ended June 30, 2011, the Company recorded a profit on sale of assets, realization of loans, indirect taxes and other of $41 million. The profit includes royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine), Simmer & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine) and the sale of AngloGold Ashanti Ghana Limited’s interests in a royalty stream related to the Ayanfuri Mine to Franco Nevada Corporation for $35 million during June 2011, offset by indirect tax expenses and legal claims in Continental Africa of $10 million.
In the six months ended June 30, 2010, the Company recorded a loss of $16 million. The loss mainly related to the impairment of debtors in South Africa and Tanzania of $7 million and the reassessment of indirect taxes payable in Continental Africa of $11 million.
     Non-hedge derivative gain/loss and movement on bonds
Non-hedge derivative gain
A gain on non-hedge derivatives of $88 million was recorded in the six months ended June 30, 2011, compared to a loss of $409 million in the same period of 2010 relating to the use of non-hedging instruments. The gain on non-hedge derivatives recorded in the six months ended June 30, 2011 relates to the fair value gain of the conversion features of convertible bonds during the period. Non-hedge derivatives and movement on bonds recorded in the six months ended June 30, 2011 and 2010 included:

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Loss on realized non-hedge derivatives	—	176
Loss on unrealized non-hedge derivatives	—	297
Fair value gain on option component of convertible bonds	(88)	(64)

Net (gain)/loss	(88)	409

Movement on bonds

	Six months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Fair value gain on mandatory convertible bonds	(92)	—

Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price of these bonds.

     Taxation expense
A net taxation expense of $284 million was recorded in the six months ended June 30, 2011 compared to a net expense of $106 million in the same period in 2010. The higher tax charge for the six months ended June 30, 2011 is mainly due to higher earnings and the reversal of deferred taxation assets. Deferred tax charges in the six months ended June 30, 2011 amounted to $166 million compared to a deferred tax benefit of $21 million in the same period in 2010. The higher deferred taxation in 2011 mainly relates to the reversal of deferred taxation assets arising from the utilization of tax losses in South Africa. Charges for current tax in the six months ended June 30, 2011 amounted to $118 million compared to $127 million in the same period in 2010. Refer to note H “Taxation” to the condensed consolidated financial statements for additional information.
     Equity income in associates
Equity income in affiliates decreased to $28 million in the six months ended June 30, 2011 from $39 million in the six months ended June 30, 2010, mainly due to a decrease in earnings from operations in Mali resulting from lower revenues and production (at Yatela).
     Noncontrolling interests net income
Net income attributable to noncontrolling interests decreased from $23 million in the six months ended June 30, 2010 to $20 million in the six months ended June 30, 2011, mainly due to decreased revenue at Serra Grande in South America.
     Net income
Net income of $723 million was recorded during the first six months of 2011 compared to a net income of $27 million during the first six months of 2010, mainly due to increased revenue from product sales due to a higher spot gold price. The net income attributable to AngloGold Ashanti (after allowing for non-controlling interests) amounted to $703 million for the six months to June 30, 2011 compared to a net income of $4 million for the same period in 2010.

Liquidity and capital resources
Net cash provided by operating activities was $1,091 million in the six months ended June 30, 2011, an increase of $514 million when compared to net cash provided by operating activities of $577 million for the comparable period in 2010. This was mainly as a result of increased profitability in the six months ended June 30, 2011 (relative to the same period in 2010), as a result of higher realized gold prices and lower payments to suppliers.
Investing activities in the six months ended June 30, 2011 resulted in a net cash outflow of $633 million compared to a net cash outflow of $319 million in the six months ended June 30, 2010. Additions to property, plant and equipment, which included capital expenditure of $556 million compared to $381 million in the same period in 2010, were recorded in the first six months of 2011.
Financing activities in the six months ended June 30, 2011 resulted in an outflow of $202 compared to an outflow of $481 million in the six months ended June 31, 2010. Cash outflows from repayment of debt of $155 million during the six months ended June 30, 2011 included principal repayments of $50 million on the $1.0 billion syndicated loan facility and $99 million on the loan from FirstRand Bank Limited. Financing activities for non-hedge derivatives maturing resulted in an outflow of $133 million in the six months ended June 30, 2010. The Company made dividend payments of $54 million in the six months ended June 30, 2011.
During July 2011, the Company drew down $100 million on its $1.0 billion syndicated loan facility to fund ongoing capital projects.
As a result of the items discussed above, at June 30, 2011 AngloGold Ashanti had $839 million of cash and cash equivalents compared with $586 million at December 31, 2010, an increase of $253 million. At June 30, 2011, the Company had a total of $1.16 billion available but undrawn under its credit facilities.
AngloGold Ashanti is currently involved in a number of capital projects. As at June 30, 2011, $403 million of AngloGold Ashanti’s short-term future capital expenditure had been contracted for and another approximately $2,301 million (of which approximately $1,659 billion is expected to be contracted within one year) had been authorized but not yet contracted for, as described in note O “Commitments and contingencies” to the condensed consolidated financial statements. AngloGold Ashanti intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

Critical accounting policies
The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. For a full discussion of the Company’s critical accounting policies, please see “Management’s discussion and analysis of financial condition and results of operations — Critical accounting policies” and the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 and as at December 31, 2010 and 2009 and footnotes thereto included in the Company’s Form 20-F for the year ended December 31, 2010, which was filed with the SEC on May 31, 2011.
Recent accounting pronouncements — adopted and issued
For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.
Contractual obligations
In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, during the six months ended June 30, 2011 the Company repaid and terminated the FirstRand Bank Limited short-term loan facility ($99 million), repaid drawings under the $1.0 billion syndicated loan facility ($50 million) and made normal scheduled loan repayments of $6 million.
For a further description and discussion of the Company’s outstanding debt as at June 30, 2011, see note E “Debt” to the condensed consolidated financial statements.
As at June 30, 2011, the estimated fair value of derivatives (the conversion features of convertible bonds) amounted to negative $88 million compared to negative $176 million at December 31, 2010.
Ore reserves
In January 2011, given the continued rally in the gold price, AngloGold Ashanti committed to publishing an updated Ore Reserves using a price higher than the $850 per ounce that was used to determine the December 2010 Ore Reserve. This update was completed in June 2011.
Ore Reserves calculated as at June 30, 2011 and December 31, 2010 are attached as Exhibit A to this Form 6-K.
Recent developments
On July 22, 2011, AngloGold Ashanti announced that it had entered into an agreement to acquire 47,065,916 shares (or approximately 19.79 percent) in First Uranium Corporation (“First Uranium”), a Canadian incorporated company, from Village Main Reef Limited (“Village”), a South African incorporated company, at a price of CAD0.60 per share ($0.64 per share), representing aggregate consideration of approximately $30 million. In addition, Village has granted to AngloGold Ashanti, lock-up rights and rights of first refusal for its remaining approximate 5.7 percent stake in First Uranium and its holding of approximately R392.8 million convertible bonds issued by First Uranium.

Forward-looking statements
Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and the outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and capital expenditure; the outcome and consequences of any potential or pending litigation or regulatory proceeding; and AngloGold Ashanti’s Project One performance targets. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti’s current expectations concerning future results and events. Statements that describe AngloGold Ashanti’s objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.
For a discussion of these and other risk factors, readers should refer to the annual report on Form 20-F for the year ended December 31, 2010, which was filed with the SEC on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: October 3, 2011	By:	/s/ L Eatwell
		Name:	L Eatwell
		Title:	Company Secretary

Exhibit to Form 6-K

Exhibit Number	Description	Remarks
Exhibit A	Ore Reserves